UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

278762109

(CUSIP Number)

R. Stanton Dodge

Executive Vice President, General Counsel and Secretary

 DISH Network Corporation

 9601 S. Meridian Blvd.

 Englewood, Colorado 80112

 (303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278762109

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,137,138 VOTING SHARES (1) 1,280,000 SIXTY DAY SHARES (2)

	8.	Shared Voting Power 43,914,484 OTHER SHARES (3)

	9.	Sole Dispositive Power 191,137,138 VOTING SHARES (1) 1,280,000 SIXTY DAY SHARES (2)

	10.	Shared Dispositive Power 43,914,484 OTHER SHARES (3)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 236,331,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.3% (4)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 793,302 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,229 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 20,130 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; (iv) 27,000 shares of Class A Common Stock held by a charitable foundation; and (v) 190,277,477 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; (ii) 1,669 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 9,181,183 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2010 DISH GRAT; (iv) 10,861,392 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2010 DISH GRAT; (v) 11,690,556 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Four-Year 2010 DISH GRAT; and (vi) 12,179,449 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Five-Year 2010 DISH GRAT.

(4) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 52.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of the Company representing approximately 90.4% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	Name of Reporting Person Cantey M. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,914,484 VOTING SHARES (1)

	8.	Shared Voting Power 191,137,138 OTHER SHARES (2)

	9.	Sole Dispositive Power 43,914,484 VOTING SHARES (1)

	10.	Shared Dispositive Power 191,137,138 OTHER SHARES (2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 235,051,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.1% (3)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Mrs. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 235 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 1,669 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 9,181,183 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2010 DISH GRAT; (iv) 10,861,392 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2010 DISH GRAT; (v) 11,690,556 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Four-Year 2010 DISH GRAT; and (vi) 12,179,449 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Five-Year 2010 DISH GRAT.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (vi) above to vote or dispose of any shares of DISH Network.  Mrs. Ergen exercises voting and dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(2) “Other Shares” represent: (i) 793,302 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 19,229 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 20,130 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; (iv) 27,000 shares of Class A Common Stock held by a charitable foundation; and (v) 190,277,477 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 52.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of the Company representing approximately 90.4% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	Name of Reporting Person Ergen Two-Year 2010 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,181,183 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,181,183 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 9,181,183

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.2% (3)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Two-Year 2010 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by the Ergen Two-Year 2010 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Two-Year 2010 DISH GRAT may be deemed to own beneficially would be approximately 2.1%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Two-Year 2010 DISH GRAT owns beneficially equity securities of the Company representing approximately 3.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	Name of Reporting Person Ergen Three-Year 2010 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,861,392 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,861,392 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 10,861,392

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.0% (3)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Three-Year 2010 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by the Ergen Three-Year 2010 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Three-Year 2010 DISH GRAT may be deemed to own beneficially would be approximately 2.4%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Three-Year 2010 DISH GRAT owns beneficially equity securities of the Company representing approximately 4.2% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	Name of Reporting Person Ergen Four-Year 2010 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,690,556 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,690,556 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 11,690,556

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.3% (3)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Four-Year 2010 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by the Ergen Four-Year 2010 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Four-Year 2010 DISH GRAT may be deemed to own beneficially would be approximately 2.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Four-Year 2010 DISH GRAT owns beneficially equity securities of the Company representing approximately 4.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	Name of Reporting Person Ergen Five-Year 2010 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,179,449 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,179,449 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 12,179,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.5% (3)

14.	Type of Reporting Person IN

(1) All of the shares beneficially held by the Ergen Five-Year 2010 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,210,662 shares of Class A Common Stock outstanding on November 29, 2011 and assuming conversion of the shares of Class B Common Stock held by the Ergen Five-Year 2010 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Five-Year 2010 DISH GRAT may be deemed to own beneficially would be approximately 2.7%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Five-Year 2010 DISH GRAT owns beneficially equity securities of the Company representing approximately 4.7% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen;  (c) the Ergen Two-Year 2010 DISH GRAT (“2010 Two-Year GRAT”); (d) the Ergen Three-Year 2010 DISH GRAT (“2010 Three-Year GRAT”); (e) the Ergen Four-Year 2010 DISH GRAT (“2010 Four-Year GRAT”); and (f) the Ergen Five-Year 2010 DISH GRAT (“2010 Five-Year GRAT”, and collectively with the 2010 Two-Year GRAT, the 2010 Three-Year GRAT and the 2010 Four-Year GRAT, the “2010 GRATs”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, and the 2010 GRATs.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2010 Two-Year GRAT

The 2010 Two-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mrs. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2010 Two-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Two-Year GRAT, Mrs. Ergen is vested with sole voting and investment power over the 9,181,183 shares of Class B Common Stock held by the 2010 Two-Year GRAT, except as set forth in Item 6 below.

(D) 2010 Three-Year GRAT

The 2010 Three-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mrs. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2010 Three-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Three-Year GRAT, Mrs. Ergen is vested with sole voting and investment power over the 10,861,392 shares of Class B Common Stock held by the 2010 Three-Year GRAT, except as set forth in Item 6 below.

(E) 2010 Four-Year GRAT

The 2010 Four-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mrs. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2010 Four-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Four-Year GRAT, Mrs. Ergen is vested with sole voting and investment power over the 11,690,556 shares of Class B Common Stock held by the 2010 Four-Year GRAT, except as set forth in Item 6 below.

(F) 2010 Five-Year GRAT

The 2010 Five-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mrs. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2010 Five-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Five-Year GRAT, Mrs. Ergen is vested with sole voting and investment power over the 12,179,449 shares of Class B Common Stock held by the 2010 Five-Year GRAT, except as set forth in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the 2009 GRAT and each of the 2010 GRATs under the trust agreements governing the 2009 GRAT and the 2010 GRATs, assuming that the particular GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments may include amounts generated from the holdings of each GRAT including, among other things, stock recapitalizations or dividends payable with respect to the Class B Common Stock held by each GRAT.  On November 30, 2011, the 2009 GRAT distributed all 35,006,717 shares of Class B Common Stock held by the 2009 GRAT to Mr. Ergen as an annuity payment. The 2009 GRAT expired in accordance with its terms on November 30, 2011.  On November 30, 2011, the 2010 Two-Year GRAT distributed 3,318,817 shares of Class B Common Stock held by the 2010 Two-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Two-Year GRAT currently has beneficial ownership of 9,181,183 shares of Class B Common Stock.  The 2010 Two-Year GRAT will expire in accordance with its terms on November 30, 2012.  On November 30, 2011, the 2010 Three-Year GRAT distributed 1,638,608 shares of Class B Common Stock held by the 2010 Three-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Three-Year GRAT currently has beneficial ownership of 10,861,392 shares of Class B Common Stock.  The 2010 Three-Year GRAT will expire in accordance with its terms on November 30, 2013.  On November 30, 2011, the 2010 Four-Year GRAT distributed 809,444 shares of Class B Common Stock held by the 2010 Four-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Four-Year GRAT currently has beneficial ownership of 11,690,556 shares of Class B Common Stock.  The 2010 Four-Year GRAT will expire in accordance with its terms on November 30, 2014.  On November 30, 2011, the 2010 Five-Year GRAT distributed 320,551 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Five-Year GRAT currently has beneficial ownership of 12,179,449 shares of Class B Common Stock.  The 2010 Five-Year GRAT will expire in accordance with its terms on November 30, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 30, 2011.  See Items 11 and 13 of the cover pages to this Amendment No. 13 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 4,245,151 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 13 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein and Mr. Ergen’s exercise of an option to purchase 315,000 shares of DISH Network’s Class A Common Stock on November 14, 2011 as reported on a Form 4 by Mr. Ergen on November 16, 2011.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The trust agreements for each of the 2010 GRATs contain an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by any of the 2010 GRATs unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2010 GRATs will have sole discretion with respect to the disposition of any shares of DISH Network held by each of the 2010 GRATs.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2010 GRATS.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011	CHARLES W. ERGEN

/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: December 1, 2011	/s/ Cantey M. Ergen
Cantey M. Ergen

2010 Two-Year GRAT

Dated: December 1, 2011	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

2010 Three-Year GRAT

Dated: December 1, 2011	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

2010 Four-Year GRAT

Dated: December 1, 2011	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

2010 Five-Year GRAT

Dated: December 1, 2011	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: December 1, 2011	CHARLES W. ERGEN

/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: December 1, 2011	Cantey M. Ergen

2010 Two-Year GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2011	Cantey M. Ergen, Trustee

2010 Three-Year GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2011	Cantey M. Ergen, Trustee

2010 Four-Year GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2011	Cantey M. Ergen, Trustee

2010 Five-Year GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2011	Cantey M. Ergen, Trustee